                                                               Exhibit 99(a)(14)

Election to Exchange Options - Confirmation

This message confirms that we have received your Election Concerning Exchange of Stock Options. Pursuant to the Offer to Exchange and the Election form, unless you otherwise rescind your Election before 9 P.M. Pacific Time on June 22, 2001, we will cancel all options that you have elected to exchange on June 25, 2001. The replacement options will be granted and priced on or after December 26, 2001 but no later than January 31, 2001, subject to your continued employment and other terms of the Offer.

If you have any questions, or if you did not intend to submit this Election, please contact me.

Reminder, this Election is not revocable after June 22, 2001.

Thank you,

Patty